Exemption number: 82 4639

KGHM Polska Miedź S.A.

02 SEP 30 AM 9:14 ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

SUPPL

To:	Division of Corporation Finance		
Firm:	United States Securities and Exchange Commiss[redacted]	Phone: Fax:	1 202 94 22 990 1 202 94 29 624
Contact name:	Wojciech[redacted] Director, Ir	Phone: Fax:	(48 76) 84 78 280 (48 76) 84 78 205
	Announcer... d statutory authorities		
		Date:	30 September 2002
	Number of pages (including this one):		1

02055058

Current report 60/2002

The Management Board of KGHM Polska Miedź S.A. announces the rollover of bonds of Telefonia Dialog S.A. (a subsidiary of the Company) acquired by KGHM Polska Miedź S.A., in the amounts of PLN 800 000 thousand maturing 28 September 2002 and USD 38 500 thousand maturing 30 September 2002. The rollover was done with the following conditions:

1. **Maturity of the 8 000 bonds valued at PLN 800 000 thousand is 18 December 2002.**
   Interest for these bonds: WIBOR 1M + a margin of 1.5%.
2. **Maturity of the 385 bonds valued at USD 38 500 thousand is 18 December 2002.**
   Interest for these bonds: LIBOR + 1.5%.

These transactions were carried out under the Agreement related to the turnover of bonds dated 19 December 2001 (current report 76/2001).

Legal basis:
(§5, section 1, point 3 and 8 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

PROCESSED
OCT 02 2002
THOMSON
FINANCIAL

DYREKTOR DEPARTAMENTU
Informacji Giełdowych i Relacji Inwestorskich
Wojciech Jaworski

PREZES ZARZĄDU
Stanisław Speczik

dw 9/30